NOKIA

02011804

P.E. 12/31/01
1-13202

December 31, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECEIVED
JAN 2 4 2002
316

Nokia Corporation Form 6-K

Dear Madam or Sir:

On behalf of Nokia Corporation, we deliver to you the following documents pursuant to the Securities Exchange Act of 1934:

1. One manually signed copy of Form 6-K; and

2. Seven additional conformed copies of such Form.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of the letter and returning it in the enclosed envelope.

PROCESSED
FEB 0 6 2002
THOMSON
FINANCIAL

Very truly yours,

Ursula Ranin
Vice President, General Counsel

Enclosures

NOKIA

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer

Pursuant to Rule 13A-16 or 15d-16 of
The Securities Exchange Atc of 1934

For the month of December 2001

Nokia Corporation
Keilalahdentie 4
02150 Espoo, Finland

Form 20-F _X_ Form 40-F ___

The registrant by furnishing the information contaiden in this Form is also thereby furnishing the information to the Commisssion pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X__

Enclosures: Press Releases

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nokia Corporation

December 31, 2001

Ursula Ranin
Vice President, General Counsel